Exhibit 8.1

		% equity interest
Name	Country of Incorporation	2023
Nuova Ompi S.r.l.	Italy	100%
Spami S.r.l.	Italy	100%
Stevanato Group International a.s.	Slovakia	100%
Medical Glass a.s.	Slovakia	99.7%
Stevanato Group N.A. S. de RL de CV	Mexico	100%
Ompi N.A. S. de RL de CV	Mexico	100%
Ompi of America, Inc.	USA	100%
Ompi do Brasil Industria e Comercio de Embalagens Farmaceutica Ltda	Brazil	100%
Perugini S.r.l.	Italy	100%
Ompi Pharma.Packing Techn. Co. Ltd	China	100%
Stevanato Group Denmark A/S	Denmark	100%
Medirio SA	Switzerland	100%
Balda Medical Gmbh	Germany	100%
Balda C. Brewer, Inc.	USA	100%
Balda Precision, Inc.	USA	100%
Ompi of Japan Co., Ltd.	Japan	100%